Registrant Name:  Nicholas Family of Funds, Inc.
Series 1:  Nicholas Liberty Fund
CIK#:  0001160378
Period Ended 12/31/05

Q. 77(j) - Restatement of capital accounts at 12/31/05 will be to increase accumulated undistributed net investment income and decrease accumulated undistributed net realized gain by $61,759.